787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

September 4, 2014

VIA EDGAR

Jim O’Connor

Christina DiAngelo

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SunAmerica Income Funds (the “Registrant”)

Registration Statement on Form N-14 Filed on July 28, 2014 (the “Registration Statement”)

Securities Act File No. 333-197679

Dear Mr. O’Connor and Ms. DiAngelo:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission to the undersigned on August 25, 2014 regarding the above-referenced Registration Statement. The Registration Statement relates to the proposed acquisition by the SunAmerica U.S. Government Securities Fund (the “U.S. Government Securities Fund”), a series of the Registrant, of all of the assets and liabilities of the SunAmerica GNMA Fund (the “GNMA Fund” and together with the U.S. Government Securities Fund, the “Funds,” and each, a “Fund”), a series of the Registrant, in exchange for Class A, Class B and Class C shares of the U.S. Government Securities Fund (the “Reorganization”). The U.S. Government Securities Fund, as the surviving fund in the Reorganization, is referred to herein as the “Combined Fund.” The Registrant filed a pre-effective amendment to the Registration Statement on August 27, 2014, and the Registration Statement was declared effective on August 29, 2014. The Combined Prospectus/Proxy Statement and Statement of Additional Information relating to the Reorganization is being filed concurrently with this letter, pursuant to Rule 497 under the Securities Act of 1933, as amended, to reflect changes made in response to the Staff’s comments, along with changes made to update certain other information.

For your convenience, the substance of the Staff’s comments has been restated below. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

NEW  YORK    WASHINGTON    PARIS     LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

September 4, 2014

Comment No. 1: Please provide the accounting survivor analysis for the Reorganization.

Response: The following is an analysis concerning the accounting and performance survivor for the Reorganization. The analysis is based on guidance provided by the Accounting Policy Subcommittee of the Accounting/Treasurer’s Committee of the Investment Company Institute (“ICI”) in a white paper on fund mergers dated March 1, 2004, regarding accounting survivors (“ICI White Paper”).1 The ICI White Paper seeks to capture and consolidate applicable industry guidance on the subject. The ICI White Paper identifies the following factors, in order of relative importance, to apply in determining the proper accounting surviving entity:

Portfolio Management: One of the primary factors in determining the accounting survivor is the surviving management structure. The U.S. Government Securities Fund and the GNMA Fund are both advised by SunAmerica and managed by Kara Murphy, Senior Vice President and Chief Investment Officer at SunAmerica, Andrew Doulos, Vice President and Portfolio Manager at SunAmerica, and Timothy Campion, Senior Vice President and Portfolio Manager at SunAmerica. SunAmerica will continue to serve as the investment adviser to the Combined Fund, which will continued to be managed by Kara Murphy, Andrew Doulos, and Timothy Campion.

Portfolio Composition: The Combined Fund will be managed in accordance with the investment goals, policies and restrictions of the U.S. Government Securities Fund and thus it is anticipated that the portfolio composition of the Combined Fund will most resemble that of the historical portfolio composition structure of the U.S. Government Securities Fund.

Investment Goals, Policies and Restrictions: Each Fund’s principal investment strategy is fixed income investing. The strategy of “fixed income investing” in which each Fund engages includes utilizing economic research and analysis of current economic conditions, potential fluctuations in interest rates, and, where relevant, the strength of the underlying issuer. Both Funds invest in U.S. government securities without regard to maturity. The principal investment technique of the GNMA Fund is the active trading of mortgage-backed securities issued or guaranteed by the Government National Mortgage Association (“GNMA”) without regard to the maturities of such securities. Under normal market conditions, at least 80% of the GNMA Fund’s net assets, plus any borrowing for investment purposes, will be invested in such securities. The GNMA Fund may also invest in other types of U.S. government securities. GNMA is a government owned corporation and a federal agency which issues mortgage-backed securities that represent an interest in a pool or pools of mortgages. The GNMA Fund may purchase certain securities issued by GNMA known as pass-through certificates. GNMA guarantees the full and timely payment of all interest and principal by GNMA and such guarantee is backed by the full faith and credit of the U.S. government.

[1]	In North American Security Corporation, 1994 SEC No-Act, LEXIS 876 (pub. avail. Aug. 5, 1994), the SEC confirmed that the determination of which entity in a reorganization is the performance survivor should be evaluated from an accounting, rather than legal, perspective. The factors enumerated by the staff in the North American letter are substantially similar to those considered by the Staff in determining the accounting survivor.

September 4, 2014

The principal investment technique of the U.S. Government Securities Fund is the active trading of U.S. government securities without regard to the maturities of such securities. Under normal market conditions, at least 80% of the U.S. Government Securities Fund’s net assets, plus any borrowing for investment purposes, will be invested in such securities.

U.S. government securities, including bills, notes, bonds and other debt securities, are issued by the U.S. Treasury or agencies and instrumentalities of the U.S. government. Certain government securities are direct obligations of the U.S. Treasury (such as Treasury Bills) and, as such, are backed by the “full faith and credit” of the U.S. government. Other types of government securities are issued by agencies or instrumentalities of the U.S. government. These types of securities may or may not be backed by the “full faith and credit” of the U.S. government. When a U.S. government security is an obligation of an agency or instrumentality and not backed by the U.S. government, the holder of such security must look principally to the agency or instrumentality issuing or guaranteeing the security for all obligations due, including repayment of principal, and not the U.S. government. Short-term money market instruments and when issued/delayed delivery and forward commitment transactions are significant (non-principal) investments of each Fund. In addition, zero-coupon securities are a significant (non-principal) investment of the U.S. Government Securities Fund.

Each Fund may also invest in defensive instruments and borrow for temporary or emergency purposes, up to 5% of its total assets, as part of efficient portfolio management and to potentially produce some income. In addition, the GNMA Fund may borrow money to purchase securities in amounts not exceeding 50% of its net assets and pledge its assets to secure such borrowings. Both Funds are classified as “diversified” for purposes of the Investment Company Act of 1940, as amended. Each Fund’s principal investment strategy and technique may be changed without shareholder approval. Each Fund’s shareholders will receive at least sixty (60) days’ notice prior to any change to the Fund’s 80% investment policy.

The principal difference between the GNMA Fund and the U.S. Government Securities Fund is that the GNMA Fund engages in active trading of mortgage-backed securities issued or guaranteed by GNMA, while the U.S. Government Securities Fund engages in the active trading of U.S. government securities. A related difference is that, under normal market conditions, the GNMA Fund invests at least 80% of its net assets, plus any borrowing for investment purposes, in mortgage-backed securities issued or guaranteed by GNMA, whereas the U.S. Government Securities Fund invests at least 80% of its net assets, plus any borrowing for investment purposes, in U.S. government securities.

The investment goal, policies and restrictions of the Combined Fund will be those of the U.S. Government Securities Fund.

Expense Structure: Following the Reorganization, it is anticipated that the gross operating expense ratio for each class of shares of the U.S. Government Securities Fund will be higher than the current gross operating expense ratio for the corresponding class of shares of the GNMA Fund (partly as a result of the U.S. Government Securities Fund’s higher contractual management fee rate), and the net operating expense ratio for each class of shares of the Combined Fund will be the same as the current net operating expense ratio for the corresponding

September 4, 2014

class of shares of the GNMA Fund, as the Funds are subject to the same contractual expense caps, pursuant to an Expense Limitation Agreement with SunAmerica.2 The expense structure of the Combined Fund will be the expense structure of the U.S. Government Securities Fund.

Asset Size: As of March 31, 2014, the U.S. Government Securities Fund had net assets of $117,550,229 and the GNMA Fund had net assets of $133,749,543.

The portfolio management team; portfolio composition; investment goal, policies and restrictions; and expense structure of the Combined Fund will be those of the U.S. Government Securities Fund. For these reasons, the U.S. Government Securities Fund will be the accounting and performance survivor.

Comment No. 2: In the Shareholder Letter, please expand the discussion to explain why the Reorganization is being proposed (e.g., why the GNMA Fund should not continue as a stand-alone fund) and what factors lead the Board and SunAmerica to determine that the Reorganization is in the best interests of each Fund and its shareholders.

Response: The shareholder letter is intended to introduce the proposal that is being presented to the GNMA Fund’s shareholders, to inform shareholders of what is included with the proxy materials and to inform them how they may vote. While a shareholder letter is not required to explain the rationale behind the proposal, the Registrant has nonetheless included some background information regarding the reasons for the proposal in the shareholder letter and does not believe that any additional disclosure is required. More detailed information about the Reorganization, including the rationale for the proposed Reorganization and the Board’s findings relating to the Reorganization, is included in the Combined Prospectus/Proxy Statement.

Comment No. 3: In the Shareholder Letter, please elaborate on the statement that the U.S. Government Securities Fund is a fund that is “similar, but more diversified” than the GNMA Fund (i.e., make clear that the U.S. Government Securities Fund’s investments are not limited to GNMA securities).

Response: To address the Staff’s comment, disclosure has been added to clarify the U.S. Government Securities Fund is “similar, but more diversified in the types of securities in which it invests.”

Comment No. 4: In the Q&A “Why is a shareholder meeting being held?”, please consider revising the first sentence of the answer to read as follows:

You are being asked to approve an agreement and plan of reorganization (the “Reorganization Agreement”) between

[2]	Pursuant to an Expense Limitation Agreement, SunAmerica is contractually obligated to waive its fees and/or reimburse expenses to the extent that the Total Annual Fund Operating Expenses exceed 0.99%, 1.64% and 1.64%, for Class A, B and C shares of each Fund, respectively. For purposes of the Expense Limitation Agreement, “Total Annual Fund Operating Expenses” shall not include extraordinary expenses, as determined under generally accepted accounting principles, such as litigation, or acquired fund fees and expenses, brokerage commissions and other transactional expenses relating to the purchase and sale of portfolio securities, interest, taxes and governmental fees, and other expenses not incurred in the ordinary course of a Fund’s business. This agreement will continue in effect indefinitely, unless terminated by the Board of Trustees, including a majority of the Independent Trustees.

September 4, 2014

~~SunAmerica Income Funds, a Massachusetts business trust (the “Trust”), on behalf of its series,~~ the SunAmerica GNMA Fund (the “GNMA Fund”)~~,~~ and the ~~Trust, on behalf of its series, the~~ SunAmerica U.S. Government Securities Fund (the “U.S. Government Securities Fund” and together with the GNMA Fund, the “Funds” and each, a “Fund”), each a series of SunAmerica Income Funds, a Massachusetts business trust (the “Trust”).

Response: The Registrant respectfully declines to make the suggested change. The disclosure in the Combined Prospectus/Proxy Statement is clear that the Reorganization is between the GNMA Fund and U.S. Government Securities Fund. The reference to the formal approval of the Agreement and Plan of Reorganization is accurate as written, since from a contractual perspective, the entity entering into the transaction in each case is the Trust, on behalf of the GNMA Fund and the U.S. Government Securities Fund, respectively.

Comment No. 5: In the Q&A “Why is a shareholder meeting being held?”, please elaborate on the differences in the investment strategies of the U.S. Government Securities Fund and those of the GNMA Fund or provide a cross-reference to the discussion of such differences in the Combined Prospectus/Proxy Statement.

Response: To address the Staff’s comment, the Registrant has added a cross-reference to the section of the Combined Prospectus/Proxy Statement containing additional information about the Funds’ investment goals and principal investment strategies and techniques.

Comment No. 6: In the Q&A “How does the Board of Trustees suggest that I vote?”, please update the last sentence of the answer to disclose any transaction costs or capital gains distributions to be made in connection with the repositioning of the GNMA Fund’s portfolio holdings.

Response: In response to the Staff’s comment, information about the anticipated transaction costs associated with the disposition of GNMA Fund portfolio holdings has been added in the response to the Q&A “How does the Board of Trustees suggest that I vote?”, along with a cross-reference directing shareholders to the section of the Q&A and the section of the Combined Prospectus/Proxy Statement containing information about the tax consequences associated with the disposition of GNMA Fund portfolio holdings in connection with the Reorganization. In addition, information regarding anticipated capital gains distributions associated with the disposition of GNMA Fund portfolio holdings has been added in the response to the Q&A “Will I have to pay any federal taxes as a result of the Reorganization?”, which the Registrant believes is a more appropriate Q&A in which to address the tax consequences of such disposition, as opposed to the Q&A discussing the Board’s recommendation to shareholders.

Comment No. 7: In the Q&A “Who will advise the U.S. Government Securities Fund once the Reorganization is completed?”, in addition to stating that SunAmerica will serve as the investment adviser of the Combined Fund, please consider adding a statement that there will be no change in the day-to-day management of the U.S. Government Securities Fund, as the surviving fund in the Reorganization, and/or that the current portfolio managers of the Funds will continue to serve as the portfolio managers of the Combined Fund.

September 4, 2014

Response: The requested change has been made.

Comment No. 8: In the Q&A “How do the operating expense ratios of the U.S. Government Securities Fund compare to those of the GNMA Fund?”, given that the current gross operating expense ratio for each class of the U.S. Government Securities Fund will be substantially higher than that for the corresponding class of shares of the GNMA Fund, please disclose that SunAmerica will benefit from the Reorganization as a result of the higher contractual management fee paid by the U.S. Government Securities Fund.

Response: The Registrant has added the following sentence to the above-referenced Q&A:

SunAmerica will earn a management fee at a higher rate with respect to the combined fund than it would otherwise have earned with respect to the GNMA Fund.

Comment No. 9: In the Q&A “What happens if the Reorganization is not approved?”, in the statement that the Board of Trustees may consider other alternatives if the Reorganization is not approved, please give examples of the other alternatives.

Response: In the Q&A, the Registrant has revised the response to the question “What happens if the Reorganization is not approved?” as follows:

A: If the Reorganization is not approved by shareholders of the GNMA Fund, the Board of Trustees may consider such ~~other~~ alternatives as it deems appropriate, including, but not limited to, continuing to operate the GNMA Fund with its current investment goal and strategies. If no suitable alternatives can be found, the Board of Trustees may consider the liquidation of the GNMA Fund. Any such liquidation could be a taxable event for certain shareholders.

Comment No. 10: In the Q&A “Who will pay for the Reorganization?”, in connection with the statement that SunAmerica and its affiliates will bear the expenses of the Reorganization “other than any transaction costs relating to the sale of the GNMA Fund’s securities prior to and/or after the Reorganization,” please provide an estimate of such transaction costs.

Response: The requested information has been added.

Comment No. 11: In the section of the Combined Prospectus/Proxy Statement entitled “Summary—Investment Goals and Principal Investment Strategies and Techniques”, please indicate the current weighted average duration and maturity of each Fund.

September 4, 2014

Response: Although neither Fund is managed to a specific weighted average maturity or duration, the requested information has been added in the above-referenced section.

Comment No. 12: In the section of the Combined Prospectus/Proxy Statement entitled “Summary—Background and Reasons for the Proposed Reorganization”, please consider disclosing every material factor that the Board considered in its evaluation and approval of the Reorganization.

Response: The Registrant believes that the current disclosure accurately describes the factors and issues that were material to the Board’s determination to approve the Reorganization.

Comment No. 13: In the section of the Combined Prospectus/Proxy Statement entitled “Summary—Fees and Expenses—Fee Table”, on the line for Maximum Deferred Sales Charge for Class A Shares, please replace “None” with the percentage representative of the maximum contingent deferred sales charge that may be assessed in certain circumstances; the Registrant may continue to include the footnote disclosure to this line item.

Response: The Registrant respectfully declines to take this comment, as it believes the current disclosure in footnote (1) to the fee table regarding the contingent deferred sales charge is informative of the existence of such sales charge. The Registrant respectfully submits that the current disclosure in footnote (1) is appropriate disclosure since it discloses the existence of the CDSC and explains that a deferred sales charge will be applied to certain redemptions of Class A shares that were purchased without a front-end sales load. Because the CDSC is applicable only to certain redemptions, and the amount of the sales charge depends on the time of redemption, the Registrant believes that it would not be appropriate for the fee table to indicate that one specific percentage represents the sales charge that is generally applicable to the redemption of Class A shares. To address the Staff’s comment, the Registrant has updated footnote (1) by inserting a cross-reference to the page numbers of each Fund’s prospectus (in its registration statement on Form N-1A) where shareholders can find additional information about such sales charges.

Comment No. 14: Please confirm supplementally that any waivers and/or reimbursements subject to recoupment from the GNMA Fund (as discussed in footnote 3 to the fee table in the section of the Combined Prospectus/Proxy Statement entitled “Summary—Fees and Expenses—Fee Table”) will not carry over to the Combined Fund.

Response: The Registrant hereby confirms that any waivers and/or reimbursements subject to recoupment from the GNMA Fund will not carry over to the Combined Fund; the only waivers and/or reimbursements that may be recouped from the Combined Fund are those of the U.S. Government Securities.

Comment No. 15: In the section of the Combined Prospectus/Proxy Statement entitled “Comparison of the Funds—Investment Advisory and Management Agreements”, please revise the statement that a discussion regarding the basis for the Board’s approval of each Fund’s Management Agreement appears in the Fund’s Annual Report by replacing “Annual Report” with “semi-annual report.”

September 4, 2014

Response: The requested change has been made.

Comment No. 16: In the section of the Combined Prospectus/Proxy Statement entitled “Information about the Reorganization—Reasons for the Reorganization” and in the section of the Statement of Additional Information entitled “Pro Forma Combined Financial Statements”, please define or quantify the term “material” in the assertion that the costs related to the repositioning of the GNMA Fund’s portfolio holdings will not have a “material impact” on the GNMA Fund or the Combined Fund.

Response: The Registrant has replaced the above-referenced statement regarding materiality with disclosure of the estimated transaction costs relating to the sale and repositioning of the GNMA Fund’s securities prior to and/or immediately after the Reorganization.

Comment No. 17: In the section of the Statement of Additional Information entitled “Pro Forma Combined Financial Statements”, (i) in the last sentence of the third introductory paragraph, please disclose any expected capital gains distributions resulting from the repositioning of the GNMA Fund’s portfolio holdings in connection with the Reorganization, and (ii) please shorten the introduction to the financial statements by either deleting or moving the third through fifth introductory paragraphs to the Notes to the Pro Forma Combined Financial Statements.

Response: The requested changes have been made. Disclosure regarding the expected capital gains distributions resulting from the repositioning of the GNMA Fund’s portfolio holdings in connection with the Reorganization was added to the third introductory paragraph, which disclosure now appears in Note 1 of the Notes to the Financial Statements.

Comment No. 18: On page B-7 of the section of the Statement of Additional Information entitled “Pro Forma Combined Financial Statements—Pro Forma Combined Portfolio of Investments”, in lieu of the statement in footnote 2 to the Pro Forma Combined Portfolio of Investments that securities of the Funds may be disposed of in connection with the Reorganization, please identify with a “tick mark” each portfolio security of the GNMA Fund that is expected to be disposed of in connection with the Reorganization.

Response: As requested, the Registrant has identified with a “tick mark” each portfolio security of the GNMA Fund (as well as each portfolio security of the U.S. Government Securities Fund) that is expected to be disposed of in connection with the Reorganization. The referenced statement in footnote 2 to the Pro Forma Combined Portfolio of Investments has not been deleted, as the Registrant believes this disclosure supplements and enhances the disclosure regarding each Fund’s portfolio holdings that the portfolio managers anticipate disposing of in connection with the Reorganization.

Comment No. 19: In the section of the Statement of Additional Information entitled “Pro Forma Combined Financial Statements—Notes to the Pro Forma Combined Financial Statements”, please include a Note discussing the costs of the Reorganization and whether SunAmerica and its affiliates or the Funds will be paying such costs.

September 4, 2014

Response: Note 1 to the Pro Forma Combined Financial Statements currently discloses that SunAmerica will pay the costs of the Reorganization, other than any transaction costs relating to the sale of the GNMA Fund securities prior to or after the Reorganization. In order to enhance this disclosure, the Registrant has added a statement regarding the estimated costs of the Reorganization.

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Should you have any questions concerning the above, please call the undersigned at (212) 728-8813.

Sincerely,

/s/ Diana N. Huffman
Diana N. Huffman

cc:	Kathleen Fuentes, Esq., SunAmerica Asset Management, LLC
Thomas D. Peeney, Esq., SunAmerica Asset Management, LLC
Margery K. Neale, Esq., Willkie Farr & Gallagher LLP
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP